Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 28-I dated August 7, 2012

Term Sheet to
Product Supplement No. 28-I
Registration Statement No. 333-177923
Dated August 10, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments	**$** Return Notes Linked to the iBoxx® $ Liquid High Yield Index due September 25, 2013

General

- The notes are designed for investors who seek unleveraged exposure to the iBoxx® $ Liquid High Yield Index as described below. Investors should be willing to forgo interest payments and, if the Ending Index Level is less than the Strike Level, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated of JPMorgan Chase & Co. maturing September 25, 2013[†]
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about August 13, 2012 and are expected to settle on or about August 16, 2012.

Key Terms

Index:	The iBoxx® $ Liquid High Yield Index (the "Index") (Bloomberg ticker: "IBOXHY")
Payment at Maturity:	Payment at maturity will reflect the performance of the Index *minus* the Deduction Amount. Your payment at maturity per $1,000 principal amount note will be calculated as follows: $$\$1{,}000 \times (1 + \text{Index Return}) - \text{Deduction Amount}$$ In no event, however, will the payment at maturity be less than $0. *You will lose some or all of your investment at maturity if the Ending Index Level is not greater than the Strike Level by at least 0.35%.*
Deduction Amount:	$3.50 for each $1,000 principal amount note
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Strike Level}}{\text{Strike Level}}$
Strike Level:	A level of the Index to be determined on the pricing date in the sole discretion of the calculation agent. **The Strike Level may or may not be the official daily Index level on the pricing date.** Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
Ending Index Level:	The daily Index level on the Observation Date
Observation Date[†]:	September 20, 2013
Maturity Date[†]:	September 25, 2013
CUSIP:	

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 28-I

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 28-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public and fees and commissions include the estimated cost of hedging our obligations under the notes through one or more of our affiliates. This hedging cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately 0.15% of the principal amount per note. For additional related information, please see "Use of Proceeds and Hedging" on page PS-15 of product supplement no. 28-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 10, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 28-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 28-I dated August 7, 2012. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 28-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 28-I dated August 7, 2012
  http://www.sec.gov/Archives/edgar/data/19617/000095010312004034/crt-dp32096_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical payment at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Strike Level of 200 for each $1,000 principal amount note and reflect the Deduction Amount of $3.50. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	$1,000 × (1 + Index Return)		Deduction Amount		Payment at Maturity
360.00	80.00%	$1,800.00	–	$3.50	=	$1,796.50
340.00	70.00%	$1,700.00	–	$3.50	=	$1,696.50
320.00	60.00%	$1,600.00	–	$3.50	=	$1,596.50
300.00	50.00%	$1,500.00	–	$3.50	=	$1,496.50
280.00	40.00%	$1,400.00	–	$3.50	=	$1,396.50
260.00	30.00%	$1,300.00	–	$3.50	=	$1,296.50
240.00	20.00%	$1,200.00	–	$3.50	=	$1,196.50
220.00	10.00%	$1,100.00	–	$3.50	=	$1,096.50
210.00	5.00%	$1,050.00	–	$3.50	=	$1,046.50
202.00	1.00%	$1,010.00	–	$3.50	=	$1,006.50
200.70	**0.35%**	**$1,003.50**		**$3.50**	**=**	**$1,000.00**
200.30	0.15%	$1,001.50	–	$3.50	=	$998.00
200.00	**0.00%**	**$1,000.00**	**–**	**$3.50**	**=**	**$996.50**
180.00	-10.00%	$900.00	–	$3.50	=	$896.50
160.00	-20.00%	$800.00	–	$3.50	=	$796.50
140.00	-30.00%	$700.00	–	$3.50	=	$696.50
120.00	-40.00%	$600.00	–	$3.50	=	$596.50
100.00	-50.00%	$500.00	–	$3.50	=	$496.50
80.00	-60.00%	$400.00	–	$3.50	=	$396.50
60.00	-70.00%	$300.00	–	$3.50	=	$296.50
40.00	-80.00%	$200.00	–	$3.50	=	$196.50
20.00	-90.00%	$100.00	–	$3.50	=	$96.50
0.00	-100.00%	$0.00	–	$3.50	=	$0.00*

* The payment at maturity will not be less than $0.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Strike Level of 200 to an Ending Index Level of 210. Because the Ending Index Level of 210 is greater than the Strike Level of 200, the investor receives a payment at maturity of $1,046.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) - \$3.50 = \$1,046.50$$

Example 2: The level of the Index increases from the Strike Level of 200 to an Ending Index Level of 200.30. Even though the Ending Index Level of 200.30 is greater than the Strike Level of 200, because the Index Return is less than 0.35%, the investor receives a payment at maturity of $998 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 0.15\%) - \$3.50 = \$998$$

Example 3: The level of the Index decreases from the Strike Level of 200 to an Ending Index Level of 160. Because the Ending Index Level of 160 is less than the Strike Level of 200, the investor receives a payment at maturity of $796.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + -20\%) - \$3.50 = \$796.50$$

Example 4: The level of the Index decreases from the Strike Level of 200 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Strike Level of 200 and the payment at maturity cannot be less than $0, the investor receives a payment at maturity of $0.

Selected Purchase Considerations

- **UNLEVERAGED EXPOSURE TO THE iBOXX® $ LIQUID HIGH YIELD INDEX** — The notes provide unleveraged exposure to the iBoxx® $ Liquid High Yield Index, subject to the Deduction Amount. **Because the notes are our unsecured and unsubordinated, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **RETURN LINKED TO THE iBOXX® $ LIQUID HIGH YIELD INDEX** — The return on the notes is linked to the iBoxx® $ Liquid High Yield Index, subject to the Deduction Amount. The Index is designed to reflect the performance of the U.S. dollar high yield corporate bond market. The Index consists of sub-investment grade U.S. dollar denominated bonds issued by corporate issuers for developed countries and rated by at least one of these rating agencies: Fitch Ratings, Moody's Investor Service or Standard & Poor's Rating Services. See "The iBoxx® $ Liquid High Yield Index" in the accompanying product supplement no. 28-I for additional information.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 28-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 28-I dated August 7, 2012. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your investment. The return on the notes is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Strike Level. In addition, you may lose some of your investment at maturity even if the Ending Index Level is greater than the Strike Level as described in the next risk consideration. Accordingly, you could lose some or all of your initial investment at maturity.

- **THE DEDUCTION AMOUNT WILL REDUCE YOUR FINAL PAYMENT** — The notes are subject to a Deduction Amount of $3.50 per $1,000 principal amount note, which will be subtracted from your payment at maturity. Because the Deduction Amount will reduce your payment at maturity, even if the Index Return is positive, you will lose up to $3.50 per $1,000 principal amount note if the Ending Index Level is greater than the Strike Level by less than 0.35%.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 28-I for additional information about these risks.

Although the calculation agent will make all determinations and will take all actions in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATES WITH NON-U.S. SECURITIES MARKETS, INCLUDING EMERGING MARKETS** — The index may include U.S. dollar-denominated bonds of foreign corporations. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

- **THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FIXED-INCOME SECURITIES, INCLUDING INTEREST RATE-RELATED RISKS** — The Index is composed of fixed income securities. Investing in the notes differs significantly from investing directly in bonds to be held to maturity as the level of the Index changes, at times significantly, based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. The market prices of the bonds underlying the Index are determined by reference to the bid and ask quotations provided by nine contributing banks, one of which is J.P. Morgan Chase & Co.

  In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Index, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations.

  Interest rates are subject to volatility due to a variety of factors, including:
  - sentiment regarding underlying strength in the U.S. economy and global economies;
  - expectations regarding the level of price inflation;
  - sentiment regarding credit quality in the U.S. and global credit markets;
  - central bank policies regarding interest rates; and
  - the performance of U.S. and foreign capital markets.

- **THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH HIGH-YIELD FIXED-INCOME SECURITIES, INCLUDING CREDIT RISK** — The prices of the securities that compose the Index are significantly influenced by the creditworthiness of the issuers of the bonds. The securities that compose the Index may have their credit ratings downgraded or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the securities that compose the Index may suffer significant and rapid price declines. These events may affect only a few or a large number of the securities that compose the Index. For example, during the recent credit crisis in the United States, credit spreads widened significantly as the market demanded very high yields on corporate bonds and, as a result, the prices of bonds dropped significantly. There can be no assurance that some or all of the factors that contributed to this credit crisis will not continue or return during the term of the notes, and, consequently, depress the price, perhaps significantly, of the securities that compose the Index and, therefore, the level of the Index and the value of notes linked to the Index.

  Further, the Index is designed to reflect the performance of the U.S. dollar high yield corporate bond market and is therefore subject to high yield securities risk. Securities that are rated below investment grade (commonly known as "junk bonds," including those bonds rated at BB+ or lower by Fitch or S&P or Ba1 by Moody's) may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO IMPACT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Affect the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments on the notes or any interest payments on the bonds underlying the Index.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    - the actual and expected volatility of the Index;
    - the time to maturity of the notes;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly daily Index levels from January 2, 2007 through August 3, 2012. The daily Index level on August 9, 2012 was 203.87.

We obtained the daily Index levels below from Bloomberg Financial Markets, without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the daily Index level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

